FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _____

Issuance by CGGVeritas of Bonds Convertible into and/or Exchangeable for New or Existing shares (OCEANEs)
Exercise of the over-allotment option : amount of the issue increased to €360 million
Paris, 20 January 2011
CGGVeritas (ISIN: FR0000120164 — NYSE: CGV) launched on 19 January 2011 an issuance of bonds convertible into and/or exchangeable for new or existing shares (OCEANEs) due 1st January 2016 (the “Bonds”).
The Joint Lead Managers and Joint Bookrunners of the issuance of the Bonds have informed CGGVeritas that they are exercising in full the over-allotment option granted to them.
As a result, the aggregate principal amount will be increased to approximately €360 million.
Furthermore, the global coordinator of the issuance, as stabilising manager, has informed CGGVeritas that no stabilisation has been carried out during the stabilisation period, which began on 19 January 2011 and ended today.
The expected date of issue and settlement and delivery of the Bonds is 27 January 2011.

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IMPORTANT NOTICE
     This press release and the information contained herein do not constitute an offer to subscribe a purchase bonds convertible into new shares and/or exchangeable for existing shares (the “Bonds”), or any other securities, issued by CGG Veritas.
     An update of the registration document of CGGVeritas (filed with the AMF on 23 April 2010 under No. D.10-0316) was filed with the AMF on 18 January 2011 under No. D.10 -0316-A01 and is available on the website of CGGVeritas (www.cggveritas.com) and on the website of the AMF (www.amf-france.org).
     The Bonds have been offered only by way of a private placement in France and outside France to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France). A listing prospectus has been submitted for a listing on the regulated market of NYSE Euronext in Paris, which has been approved (visa) by the Autorité des marchés financiers.
     European Economic Area
     With respect to the Member States of the European Economic Area which have implemented the Prospectus Directive (the “Relevant Members State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in Relevant Member States:
(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last fiscal year; (2) a total balance sheet of more than 43,000,000 euros and (3) an annual net revenues of more than 50,000,000 euros, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by CGGVeritas of a prospectus pursuant to article 3(2) of the Prospectus Directive.
     For the purposes of this paragraph, the notion of an “offer to the public of Bonds” in each of the Relevant Member States, means any communication, to individuals or legal entities, in any form and by any means, of sufficient information on the terms and conditions of the offering and on the Bonds to be offered, thereby enabling an investor to decide to purchase or subscribe for the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive. The notion of “Prospectus Directive” means the directive 2003/71/EC of the European Parliament and the Council of 4 November 2003 as implemented in each member state of the European Economic Area.
     This selling restriction is in addition to any other selling restriction applicable in those Relevant Member States.
     United Kingdom
     This press release is addressed only (i) to persons located outside the United Kingdom, (ii) to investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) to people designated by Article 49(2) (a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the persons mentioned in paragraphs (i), (ii), and (iii) all deemed relevant persons (“Relevant Persons”). The Bonds and, if applicable, the shares of CGGVeritas to be delivered upon exercise of the Conversion rights (the “Financial Instruments”) are intended only for Relevant Persons and any invitation, offer of contract related to the subscription, tender, or acquisition of the Financial Instruments may be addressed and/or concluded only with Relevant Persons. All persons other than Relevant Persons must abstain from using or relying on this document and all information contained therein.

     United States of America
     This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States to U.S. persons, or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended.
     Canada, Australia and Japan
     The Bonds have not been and will not be offered, sold or purchased in Canada, Australia or Japan. The information contained in this press release does not constitute an offer of securities for sale in Canada, Australia or Japan.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 20th, 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary